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FORM 5      U.S. SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
------               Washington, D.C. 20549           =========================
                                                      OMB Number: 3235-0362
                 ANNUAL STATEMENT OF CHANGES IN       Expires: February 1, 1994
                     BENEFICIAL OWNERSHIP             Estimated average burden
                                                      hours per response...1.0
[_] Check box if no longer subject to Section 16.      -------------------------
    Form 4 or Form 5 obligations may continue.
    See instruction 1(b).
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(1) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person
  Nicholson          Robert                B
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   (Last)            (First)            (Middle)
       c/o Lakeland Bancorp, Inc.
       250 Oak Ridge Road
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                                    (Street)
  Oak Ridge          New Jersey           07438
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   (City)            (State)             (Zip)

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2. Issuer Name and Ticker or Trading Symbol:
 Lakeland Bancorp, Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary):
 ###-##-####
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4. Statement for Month/Year:
 12/31/00
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5. If Amendment, Date of Original (Month/Year):
 Dec-99
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6. Relationship of Reporting Person to Issuer (Check all applicable):

 X  Director          10% Owner           Officer          X  Other
---               ---                 --- (Title Below)   --- (Specify Below)
                                               2.36%
                                           Vice Chairman
                                          ----------------

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TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED

Title of         2. Trans-        3. Trans-     4. Securities Acquired (A)     5. Amount of        6. Ownership     7. Nature of
Security         action Date      action        or Disposed of (D) (Instr.     Securities Bene-    Form: Direct     Indirect
(Instr. 3)       (Month/Day/      Code          3, 4, and 5)                   ficially Owned at   (D) or Indirect  Beneficial
                 Year)            (Instr. 8)                                   End of Issuer's     (I) (Instr. 4)   Ownership
Lakeland                                       ------------------------------  Fiscal Year                          (Instr. 4)
Bancorp, Inc.                                  Amount     (A) or (D)   Price   (Instr. 3 & 4)

--------------  ----------------  ------------  --------  ---------  ---------  -----------------  ---------------  --------------
Common          11/15/00               S/D        10262        A     $10.5360           215516             D               *1
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Common          11/15/00               S/D         4692        A     $10.5360            98536             I               *2
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Common          02/25/00                S          9124        D     $10.0000                              I               *3
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Common          03/01/00                S          5282        D      $9.9375                0             I               *3
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

            Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Conver-  3. Trans-    4. Trans-    5. Number of      6. Date Exercisable and   7. Title and Amount of
Security (Instr. 3)      sion or     action Date  action Code  Derivative Sec-   Expiration Date           Underlying Securities
                         Exercise    (Month/      (Instr. 8)   urities Acquired  (Month/Day/Year)          (Instr. 3 & 4)
                         Price of    Day/Year)                 (A) or Disposed
                         Derivative                            (D) (Instr. 3, 4
                         Security                              & 5)
                                                               ----------------  ------------------------  ----------------------
                                                                                    Date       Expiration             Amount or
                                                                 (A)      (D)    Exercisable      Date       Title    Number of
                                                                                                                       Shares
----------------------   ----------  -----------  -----------  ----------------  ------------------------  ----------------------
Stock Option
Right to Purchase           9.38       2/9/00           A       25,000     --         *          2/8/10      Common     25,000
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1. Title of Derivative    8. Price of     9. Number of Derivative   10. Ownership of   11. Nature of
Security (Instr. 3)       Derivative      Securities Beneficially   Derivative Sec-    Indirect Bene-
                          Securities      Owned at End of Year      urity: Direct (D)  ficial Ownership
                          (Instr. 5)      (Instr. 4)                or Indirect (I)    (Instr. 4)
                                                                    (Instr. 4)
------------------------  --------------  ------------------------  -----------------  ----------------
Stock Option
Right to Purchase             --                 25,000                    D                  --
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*Stock Option was granted pursuant to Company's 2000 Equity Compensation Program and vests in 20% annual installments beginning on grant date.

Explanation of Responses:
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*1 - Solely owned by R. Nicholson
*2 - Solely owned by Shirley Nicholson, wife of Robert B. Nicholson
*3 - Owned by Eastern Propane - Employees Profit & Sharing, a company which was owned by Robert B. Nicholson

                                /s/ Robert B Nicholson                1/26/00
                                --------------------------------  -------------
                                ** Signature of Reporting Person       Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 7811(a).

Note: File three copies of this Form, one of which must be manually signed.

      If space provided is insufficient, see instruction 6 for procedure.